                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549





                                  FORM 11-K

                                ANNUAL REPORT






                       Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934


                 For the fiscal year ended December 31, 2000





                                   ROCKWELL
                           RETIREMENT SAVINGS PLAN







                      ROCKWELL INTERNATIONAL CORPORATION
                    777 East Wisconsin Avenue, Suite 1400
                          Milwaukee, Wisconsin 53202

ROCKWELL RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                       PAGE NO.
                                                                       --------
INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits
    December 31, 2000 and 1999                                             2

  Statements of Changes in Net Assets Available for Benefits
    Years Ended December 31, 2000 and 1999                                 3

  Notes to Financial Statements                                            4

FORM 5500 SUPPLEMENTAL SCHEDULE:

  Schedule of Assets Held for Investment Purposes,
    December 31, 2000                                                     11

SIGNATURE                                                                S-1

EXHIBIT:

  Independent Auditors' Consent                                          S-2

INDEPENDENT AUDITORS' REPORT


To the Rockwell Retirement Savings Plan and to Participants therein:

We have audited the accompanying statements of net assets available for benefits of Rockwell Retirement Savings Plan (formerly Rockwell Non-Represented Hourly Retirement Savings Plan) (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Milwaukee, Wisconsin
June 25, 2001

ROCKWELL RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------

                                                                 2000                1999
                                                            --------------      -------------
ASSETS

INVESTMENTS:
  Master Defined Contribution Trust                         $   82,026,909      $  26,442,647
  Loan fund                                                      4,704,736          4,496,938
                                                            --------------      -------------

      Total investments                                         86,731,645         30,939,585
                                                            --------------      -------------

RECEIVABLES:
  Transfer receivable                                                    -         65,901,879
                                                            --------------      -------------

TOTAL NET ASSETS AVAILABLE
  FOR BENEFITS                                              $   86,731,645      $  96,841,464
                                                            ==============      =============

See notes to financial statements.

ROCKWELL RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


                                                                2000                1999
                                                          --------------       --------------
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                       $   96,841,464       $   22,357,309
                                                          --------------       --------------

INCOME:
  (Loss) earnings from investments:
    Net (loss) earnings in Master Defined
      Contribution Trust                                      (3,114,368)           8,766,307
    Interest                                                     355,962              210,783
                                                          --------------       --------------

        Total (loss) earnings from investments                (2,758,406)           8,977,090
                                                          ---------------      --------------

  Contributions:
    Employer                                                   2,516,894            2,044,757
    Employee                                                   5,921,526            4,613,847
                                                          --------------       --------------

        Total contributions                                    8,438,420            6,658,604
                                                          --------------       --------------

        Total income                                           5,680,014           15,635,694
                                                          --------------       --------------

EXPENSES:
  Payments to participants or beneficiaries                    6,954,527            4,553,639
  Administrative expenses                                        294,592              329,958
                                                          --------------       --------------

        Total expenses                                         7,249,119            4,883,597
                                                          --------------       --------------

NET (LOSS) INCOME                                             (1,569,105)          10,752,097
                                                          ---------------      --------------

NET TRANSFERS (FROM) TO THE PLAN                              (8,540,714)          63,732,058
                                                          ---------------      --------------

NET (DECREASE) INCREASE                                      (10,109,819)          74,484,155
                                                          ---------------      --------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                             $   86,731,645       $   96,841,464
                                                          ==============       ==============

See notes to financial statements.

ROCKWELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


1.   DESCRIPTION OF PLAN

     The following brief description of the Rockwell Retirement Savings Plan (formerly the Rockwell Non-Represented Hourly Retirement Savings Plan) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      a. General - The Plan is a defined contribution savings plan sponsored by Rockwell International Corporation ("Rockwell"). The Central Retirement Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. is the trustee of the Plan. The assets of the Plan are managed by the trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). See Notes 5 and 6 which describe changes to the Plan.

          Participants in the Plan may invest in any of the following investment funds:

             Diversified Fund - Invests principally in common stocks and convertible securities.

             Aggregate Bond Index Fund - Invests in fixed income securities included in the Lehman Brothers Aggregate Bond Index.

             Stable Value Fund - Invests in insurance contracts and fixed income securities.

             Balanced Fund - Invests in a diversified mix of fixed income and equity securities.

             S&P 500 Index Fund - Invests principally in the stocks of companies that comprise the Standard & Poor's 500 Index.

             Mid-Cap Equity Fund - Invests principally in equity securities of companies with medium market capitalizations.

             International Equity Fund - Invests principally in equity securities of companies located outside the United States.

             Stock Fund B (employee contributions) - Invests principally in the common stock of Rockwell but may hold Rockwell common stock and cash.

             High Yield Bond Fund - Invests principally in debt instruments and convertible securities, with an emphasis on lower quality, higher yielding securities.

             Large-Cap Value Equity Fund - Invests principally in equity securities of companies with large market capitalizations that are generally viewed as "undervalued" by the market.

             Large-Cap Growth Equity Fund - Invests principally in equity securities of growth companies with large market capitalizations.

             Small-Cap Stock Fund - Invests principally in equity securities of companies with small market capitalizations.

             Horizon Retirement Fund - Invests principally in Plan stable value and fixed income funds but will also invest in Plan equity funds.

             Horizon 2010 Fund - Invests principally in Plan equity funds but will also invest in Plan fixed income and stable value funds.

             Horizon 2020 Fund - Invests principally in Plan equity funds but will also invest in Plan fixed income funds.

             Horizon 2030 Fund - Invests principally in Plan equity funds but will also invest in Plan fixed income funds.

          Other funds of the Plan include:

             Stock Fund A (employer contributions) - Invests principally in the common stock of Rockwell but may hold Rockwell common stock and cash.

             Boeing Stock Fund - Holds the common stock of The Boeing Company ("Boeing").

             ArvinMeritor Stock Fund - Holds the common stock of ArvinMeritor Automotive, Inc. ("ArvinMeritor").

             Conexant Stock Fund - Holds the common stock of Conexant Systems, Inc. ("Conexant").

             Exxon Mobil Stock Fund - Holds the common stock of Exxon Mobil Corporation ("Exxon Mobil").

             Guaranteed Return Fund - Invests in contracts with insurance companies providing a guarantee of principal (backed by the general assets of the insurance company) and a specified rate of interest.

             Loan Fund - Represents outstanding participant loan balances.

          The Boeing, ArvinMeritor, Conexant, and Exxon Mobil Stock Funds and the Guaranteed Return Fund are closed to any additional employer and employee contributions. Additionally, there are special rules regarding distribution from such funds. Any dividends on common stock related to employer contributions received on behalf of these funds are paid to Stock Fund A. Any dividends on common stock related to employee contributions received on behalf of these funds are paid to the Stable Value Fund.

      b. Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 16% of base compensation, as defined in the Plan document. Participant contributions can be made either before or after United States federal taxation of a participant's compensation. However, pre-tax contributions by highly compensated participants are limited to 12% of the participant's base compensation.

          Rockwell contributes an amount equal to 50% of the first 6% of base compensation contributed by Rockwell Automation participants, and 50% of the first 8% of base compensation contributed by non-Rockwell Automation participants. Rockwell contributions are made to Rockwell Stock Fund A, which holds a combination of cash and Rockwell common stock.

          Participants who are vested may elect one time per year to transfer a maximum of 25% of the participant's interest in Rockwell Stock Fund A to one or more of the investment funds.

      c. Investment Elections - Participants may elect to have participant contributions made to any of the funds indicated in Note 1.a. that are available to participant contributions in 1% increments among any or all of these funds. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the Stable Value Fund.

          Participants' contributions in the Guaranteed Return Fund are invested in insurance contracts with John Hancock Mutual Life Insurance Company and the Prudential Insurance Company of America with various guaranteed annual returns to participants for the contract periods. The contract with John Hancock Mutual Life Insurance Company expired March 31, 2000. The crediting interest rates for the contracts were 5.82% at December 31, 2000 and ranged from 5.82% to 6.70% at December 31, 1999.

          Upon expiration of a Guaranteed Return Fund contract (GIC), the funds invested in the GIC are automatically transferred into the Stable Value Fund. If a participant who has an interest in an expiring GIC does not want to invest these funds in the Stable Value Fund, then the participant may elect to transfer these funds to any other employee investment funds within the Plan that are available for contribution.

     d. Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell common stock held in Stock Fund A and Stock Fund B, as represented by common units. Participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

     e. Vesting - Each participant is fully vested at all times in the portion of a participant's account that relates to the participant's contributions and earnings thereon. Vesting in the Rockwell contribution portion of participant accounts plus actual earnings thereon is based on years of vested service. A participant is 100% vested after three years of vested service. Until a participant reaches three years of vesting service, the participant is not vested in amounts related to Rockwell contributions.

     f. Loans - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than $50,000 reduced by the participant's highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant's vested account balance less any outstanding loans) from the balance of the participant's account. Loans are secured by the remaining balance in the participant's account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months or up to 120 months for the purchase of a primary residence, or repaid in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant's account. Participants may have up to two outstanding loans at any time from the Plan.

     g. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell's contributions to the Plan in accordance with ERISA. However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan document, the participant's account will be restored.

     h. Plan Termination - Although Rockwell has not expressed any current intent to terminate the Plan, Rockwell has the authority to terminate or modify the Plan or to suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated or contributions by Rockwell are discontinued, each participant's employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.

     i. Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment.

          Upon termination of employment, other than retirement, participants receive the vested portion of their account balance (employee and employer contributions) in the form of a lump sum.

          Upon retirement, participants may elect to receive the vested portion of their account balance (employee and employer contributions) in the form of a lump sum or in annual installment payments for up to 10 years.

          Upon retirement, Control Systems and Anorad employees with an account balance are permitted to select payment as a life annuity or as a reduced monthly annuity benefit with 50% of the amount payable after the participant's death to the participant's spouse at the time the option is elected. Payments will continue to the spouse until the spouse's death.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded as earned. Dividends are accrued upon Rockwell Board of Directors' approval. See Note 3. The loan fund is stated at cost which approximates fair value.

     b. Expenses - Plan fees and expenses, including fees and expenses connected with the provision of administrative services by external service providers, are paid from Plan assets.


     c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

3.   MASTER DEFINED CONTRIBUTION TRUST

     At December 31, 2000 and 1999, with the exception of the participant loan fund, all of the Plan's investment assets were held in a Master Defined Contribution Trust ("Master Trust") account, at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, Wells Fargo, N.A. maintains supporting records for the purpose of allocating the net (loss) earnings of the investment accounts to the various participating plans.

     The Master Trust investments are valued at fair value at the end of each day. If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. The investment funds held by the Master Trust are discussed in Note 1.

     The net earnings or loss of the accounts for each day is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

     The net assets of the Master Trust at December 31, 2000 and 1999 are summarized as follows:

                                                               2000                  1999
                                                        ----------------        --------------
     Cash and equivalents                               $     42,606,035       $    57,771,160
     Corporate bonds and debentures                           49,898,290            42,402,523
     Common stocks                                         2,443,409,074         4,428,191,177
     Mutual funds                                            629,966,165           503,123,568
     Preferred/convertible securities                          3,548,531                     -
     Stable value fund                                       555,014,288           547,797,792
     Diversified funds                                         1,323,597                     -
     Guaranteed investment contracts                          47,284,912           147,012,701
     Accrued income                                                    -             4,091,896
                                                        ----------------       ---------------

         Total net assets available for benefits        $  3,773,050,892       $ 5,730,390,817
                                                        ================       ===============


     The net (loss) earnings of the Master Trust for the years ended December 31, 2000 and 1999 is summarized as follows:

                                                               2000                  1999
                                                        ----------------        --------------

     Interest                                           $     42,346,692       $    49,441,701
     Dividends                                                71,814,777            57,083,001
     Net (depreciation) appreciation in fair value of
     investments:
        U. S. Government securities                                    -              (375,707)
        Corporate bonds and debentures                         1,615,477            (1,899,587)
        Common stocks                                     (1,247,539,797)        2,074,314,661
        Mutual funds                                         (25,188,187)          151,108,840
        Other                                                   (354,963)             (392,165)
                                                        -----------------      ---------------

     Net (loss) earnings                                $ (1,157,306,001)      $ 2,329,280,744
                                                        =================      ===============

     The Plan's interest in the total Master Trust, as a percentage of net assets held by the Master Trust was approximately 2% and 1% at December 31, 2000 and 1999, respectively. While the Plan participates in the Master Trust, the investment portfolio is not ratable between the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net depreciation and net appreciation in 2000 and 1999, respectively.

4.   TAX STATUS

     The Plan obtained its most recent tax determination letter in 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. Rockwell believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2000. Therefore, no provision for income taxes is included in the Plan's financial statements.


5.   CHANGES IN THE PLAN

     Effective January 1, 1999, certain participants of the Reliance Electric Company Savings and Investment Plan transferred into the Plan. The account balances related to these participants were transferred during April 1999.

     In January 1999, Rockwell approved a series of changes to the Plan that became effective on April 1, 1999. These changes included increasing the maximum percentage of employee compensation eligible to be contributed to the Plan to 16%, increasing the investment opportunities available under the Plan, adding flexibility to certain participant transactions such as investment of future participant contributions, fund transfers, participant loans, etc., and providing an ongoing investment education program to Plan participants.

     In January 2000, the participant account balances related to certain employees were transferred from the Rockwell International Corporation Salaried Retirement Savings Plan. The effective date of the participant transfer was prior to December 31, 1999, and, accordingly, the Plan had recorded a transfer receivable of $65,901,879 at December 31, 1999.

     Effective June 1, 2000, Rockwell made changes to the Plan that included: increasing the number of investment options, payment in cash of quarterly dividends earned from Rockwell common stock to participants, allowing for transfers of non-Rockwell stock funds to any of the investment funds, allowing for cash or stock to be received for distributions or in-service withdrawals from the plan and allowing participants who are 55 years old with at least five years of service to transfer a portion of Rockwell contribution funds (Stock Fund A) to other investment funds within the plan.

     Effective September 1, 2000, vested participants (three years of service) are eligible to transfer a portion of Rockwell contribution funds (Stock Fund A) to other investment funds within the Plan.

     Effective September 2, 2000, the name of the plan has been changed to the Rockwell Retirement Savings Plan.

     Participants should refer to the Plan document for more complete information regarding changes in the Plan.

6.   SUBSEQUENT EVENTS

      In December 2000, Rockwell announced its intention to spinoff its Rockwell Collins avionics and communications business into a separately traded, publicly held company. The transaction is expected to be completed on June 29, 2001. After the spinoff, Rockwell Collins, Inc. and Rockwell Automation will each own a 50% equity interest in the Rockwell Scientific Company LLC.

      Following the transaction, Rockwell will retain sponsorship of the Plan and the trusts related thereto. Rockwell will cause each Rockwell Collins, Inc. employee and each Rockwell Scientific Company LLC employee to have a fully nonforfeitable right to such employee's account balances, if any, under the Plan. The account balances of each such employee will be maintained under the Plan. However, such employees will not be entitled to make additional contributions under the Plan and matching contributions will no longer be made by either Rockwell, Rockwell Collins, Inc. or Rockwell Scientific Company LLC to the Plan on behalf of such employees.

      Rockwell Collins, Inc. and Rockwell Scientific Company LLC will separately establish new savings plans for their active employees. The Rockwell Collins, Inc. savings plans and Rockwell Scientific Company LLC savings plans will allow active employees to transfer their account balances from the Plan to their respective company's savings plans.



                                  * * * * *

ROCKWELL RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
DECEMBER 31, 2000
-------------------------------------------------------------------------------

    COLUMN A      COLUMN B                   COLUMN C                   COLUMN D          COLUMN E
                                     Description Of Investment
               Identity Of Issuer,   Including Collateral, Rate
               Borrower, Lessor      Of Interest, Maturity Date,                          Current
               Or Similar Party        Par Or Maturity Value             Cost              Value
-----------    ----------------     ----------------------------   -------------     --------------

        *      Wells Fargo, N.A.     Master Defined Contribution
                                     Trust                         $  70,089,797     $   82,026,909

        *      Various               Participant Loans; prime
               participants          rate plus 1%, due 2001
                                     to 2010                           4,704,736          4,704,736
                                                                   -------------     --------------

               Total investments                                   $  74,794,533     $   86,731,645
                                                                   =============     ==============




*Party-in-interest

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



ROCKWELL RETIREMENT SAVINGS PLAN




By  /s/ Alfred J. Spigarelli
   ---------------------------
        Alfred J. Spigarelli
        Plan Administrator




Date:  June 28, 2001

                                                                       EXHIBIT










INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-17031 of Rockwell International Corporation on Form S-8 and the Prospectus related thereto of our report dated June 25, 2001, appearing in this Annual Report on Form 11-K of the Rockwell Retirement Savings Plan for the year ended December 31, 2000.



/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Milwaukee, Wisconsin
June 25, 2001


























                                     S-2